Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com	Media Contact: Scott Simon, Hawaiian Telcom (808) 546-5466 scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2011 Results

Delivers Full Quarter of Profitability with Net Income of $5.5 million

HONOLULU (Monday, May 16, 2011) — Hawaiian Telcom Holdco, Inc. (OTC: HWLT.PK) reported financial results for its first quarter ended March 31(1).  The highlights are as follows:

•                  Revenue totaled $98.5 million, resulting in Adjusted EBITDA(2) of $28.6 million, up 2 percent year-over-year from $28.1 million.

•                  Generated net income of $5.5 million, or $0.51 per diluted share.

•                  Improved year-over-year access line loss to 6.0 percent, compared to 7.3 percent in first quarter 2010, continued improvement from 8.4 percent in first quarter 2009.

•                  Increased high-speed Internet (HSI) subscribers approximately 3,900 to 101,200, up 4 percent year-over-year.

•                  Added 4,500 residential bundles, driving residential bundle penetration to 36 percent, up from 34 percent in the prior quarter.

“I am pleased with our results for the first quarter and the solid progress we continue to make in many of our key operating metrics,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “Our innovative bundle offers and promotions helped winback and retention efforts, driving HSI growth and further improving access line churn.  And the future launch of our next generation, IP-based television service will allow us to enhance the attractiveness of our bundle offers and the value we can deliver to the marketplace.”

“In the business market, sales of IP-based services such as Ethernet, IP-VPN, business VoIP and managed services continue to gain traction as more customers are interested in migrating their legacy networks to IP so they can better manage their costs and bandwidth requirements.  As Hawaii’s leading end-to-end solutions provider, we are uniquely positioned to take advantage of this trend.  In addition, we continue to deliver growth in our wholesale business driven primarily by the higher demand for network capacity from the wireless carriers,” said Yeaman.

“The market continues to show confidence in Hawaiian Telcom and our ability to execute our strategy to profitably grow the business, deliver superior service and improve financial performance with the goal to increase shareholder value,” concluded Yeaman.

First Quarter 2011 Results

First quarter revenue was $98.5 million, a decrease of 2 percent from $100.3 million in the comparable period a year ago, as the effect of access line loss was offset by growth from new products and data transport demand from wireless carriers.  Adjusted EBITDA was $28.6 million, an increase of 2 percent year-over-year, due primarily to lower operating expenses as a result of various cost improvement initiatives.  The Company generated net income of $5.5 million, or $0.51 per diluted share.

First quarter local services revenue was $37.4 million, down 7.5 percent from the same period a year ago, primarily due to the 6.0 percent year-over-year decline in access lines, as well as a slight reduction in average rate per unit.

First quarter network access services revenue was $34.3 million, up 5 percent from the same period a year ago, driven principally by a 13 percent year-over-year increase in special access revenue.  Special access revenue growth was driven by higher demand for network capacity from the wireless carriers.  In the first quarter, the Company began deployment of fiber facilities to wireless cell sites based on secured agreements with two national wireless carriers, positioning the Company to support 4G network rollout plans and future growth opportunities.

Revenue from long distance services was $8.6 million in the first quarter, down 2 percent from the same period a year ago, due to a 6 percent year-over-year decline in long distance lines, offset by an increase in average rate per unit of 4 percent resulting from customer migration from usage-based long distance plans to higher contribution flat rate long distance plans as a result of bundling.

First quarter HSI revenue was $8.8 million, up 2.5 percent from the same period a year ago, driven by a 4 percent year-over-year increase in HSI subscribers, partially offset by a slight reduction in average rate per unit.

Operating expenses, exclusive of depreciation and amortization, decreased 3 percent to $70.7 million, primarily due to lower costs associated with various IT outsourcing contracts and a decline in bad debt costs associated with improved collections efforts, partially offset by higher levels of overtime as a result of heavy rain conditions experienced during the first quarter.

Capital expenditures totaled $15.5 million in the first quarter, up 17 percent from $13.3 million in first quarter 2010 due primarily to the deployment of fiber to various wireless cell sites to support the upgrade to 4G and future growth opportunities.

At the end of first quarter 2011, the Company had $79.9 million in cash and cash equivalents compared to $81.6 million at the end of 2010.  Net Debt(3) was $220.1 million, resulting in a Net Debt to Adjusted EBITDA ratio for the last twelve months ended March 31, 2011 of 1.91x.

The Company plans to refinance its existing senior secured credit facility.  The proposed facility is expected to consist of a replacement $300 million term loan, the net proceeds of which will be used to refinance and extend the maturity of its existing $300 million term loan.

Conference Call

The Company will host a conference call to discuss its first quarter 2011 results at 2:00 p.m. (Eastern Time) or 8:00 a.m. (Hawaii Time) on Monday, May 16th, 2011.

To access the call, participants should dial (866) 202-1971 (US/Canada), or (617) 213-8842 (International) five minutes prior to the start of the call and enter passcode 81526563.

Live webcast of the conference call will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 11:59 p.m. (Hawaii Time) May 23rd, 2011.  Access the replay by dialing (888) 286-8010 and entering passcode 70383213.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 70383213.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and net debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and net debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expects”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including wireless, wireline and Internet services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s Annual Report on Form 10-K. The information contained in this release is as of May 16, 2011. It is anticipated that subsequent events and developments will cause estimates to change.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With approximately 1,400 employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  The Company emerged from Chapter 11 and adopted fresh-start reporting on October 31, 2010. References to “Predecessor” refer to the Company prior to and on October 31, 2010. References to “Successor” refer to the Company after October 31, 2010 after giving effect to the plan of reorganization and application of fresh-start reporting. As a result of the application of fresh-start reporting, the Successor’s financial statements are not comparable with the Predecessor’s financial statements. However, for purposes of the discussion of the results of operations, the Successor results for the three months ended March 31, 2011 have been compared to the Predecessor results for the three months ended March 31, 2010. In this press release, we will disclose the fresh-start and other impacts on our results of operations that vary from historical Predecessor periods to aid in the understanding of our performance.

(2)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, and non-cash stock compensation.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Successor	Predecessor
	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
	2011	2010

Operating revenues	$98,505	$100,253

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,570	40,188
Selling, general and administrative	30,136	32,573
Depreciation and amortization	15,305	42,303

Total operating expenses	86,011	115,064

Operating income (loss)	12,494	(14,811)

Other income (expense):
Interest expense (contractual interest was $18,593 for the three months ended March 31, 2010)	(6,259)	(6,758)
Interest income and other	14	(5)

Total other expense	(6,245)	(6,763)

Income (loss) before reorganization items and income tax provision	6,249	(21,574)

Reorganization items	711	1,747

Income (loss) before income tax provision	5,538	(23,321)

Income tax provision	—	—

Net income (loss)	$5,538	$(23,321)

Net income (loss) per common share -
Basic	$0.55	$(54.49)
Diluted	$0.51	$(54.49)

Weighted average shares used to compute net income (loss) per common share -
Basic	10,137,696	428,000
Diluted	10,927,658	428,000

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2011	2010

Assets

Current assets
Cash and cash equivalents	$79,858	$81,647
Receivables, net	40,055	39,222
Material and supplies	7,068	8,431
Prepaid expenses	4,285	5,707
Other current assets	5,029	4,566
Total current assets	136,295	139,573
Property, plant and equipment, net	460,752	459,781
Intangible assets, net	43,025	43,315
Other assets	3,745	3,367

Total assets	$643,817	$646,036

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$24,163	$24,162
Accrued expenses	21,746	28,752
Advance billings and customer deposits	14,759	14,948
Other current liabilities	2,954	2,810
Total current liabilities	63,622	70,672
Long-term debt	300,000	300,000
Employee benefit obligations	93,084	94,453
Other liabilities	2,445	2,119
Total liabilities	459,151	467,244

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,138,558 and 10,135,063 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	101	101
Additional paid-in capital	162,529	162,169
Accumulated other comprehensive income	13,369	13,393
Retained earnings	8,667	3,129
Total stockholders’ equity	184,666	178,792

Total liabilities and stockholders’ equity	$643,817	$646,036

Hawaiian Telcom Holdco, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Successor	Predecessor
	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
	2011	2010

Cash flows from operating activities:
Net income (loss)	$5,538	$(23,321)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	15,305	42,303
Employee retirement benefits	(1,369)	3,040
Provision for uncollectibles	1,068	2,044
Interest cost added to loan principal	—	3,417
Reorganization items	711	1,747
Changes in operating assets and liabilities:
Receivables	(1,901)	420
Material and supplies	1,363	(733)
Prepaid expenses and other current assets	959	(644)
Accounts payable and accrued expenses	(6,758)	(233)
Advance billings and customer deposits	(189)	1,043
Other current liabilities	144	87
Other	270	234
Net cash provided by operating activities before reorganization items	15,141	29,404
Operating cash flows used by reorganization items	(1,482)	(7,891)
Net cash provided by operating activities	13,659	21,513

Cash flows used in investing activities:
Capital expenditures	(15,497)	(13,257)
Net cash used in investing activities	(15,497)	(13,257)

Cash provided by financing activities:
Proceeds from sale of common stock	49	—
Net cash provided by financing activities	49	—

Net change in cash and cash equivalents	(1,789)	8,256
Cash and cash equivalents, beginning of period	81,647	96,550

Cash and cash equivalents, end of period	$79,858	$104,806

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$6,409	$3,110

Hawaiian Telcom Holdco, Inc.

Consolidated Quarterly Revenue by Category

(Dollars in thousands, unaudited)

	Successor	Predecessor
	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,	Change
	2011	2010	Amount	Percentage

Wireline Services
Local services	$37,388	$40,418	$(3,030)	-7.5%
Network access services	34,279	32,705	1,574	4.8%
Long distance services	8,638	8,796	(158)	-1.8%
High-Speed Internet and other Internet	8,767	8,555	212	2.5%
Other services and sales	8,324	8,540	(216)	-2.5%
	97,396	99,014	(1,618)	-1.6%
Other	1,109	1,239	(130)	-10.5%

	$98,505	$100,253	$(1,748)	-1.7%

Hawaiian Telcom Holdco, Inc.

Schedule of Quarterly Adjusted EBITDA Calculation

(Dollars in thousands, unaudited)

	Successor	Predecessor
	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
	2011	2010

Net income (loss)	$5,538	$(23,321)
Income tax benefit	—	—
Interest expense and other income and expense, net	6,245	6,763
Reorganization items	711	1,747
Depreciation and amortization	15,305	42,303
Non-cash stock compensation	311	19
EBITDA	28,110	27,511
Non-recurring costs	488	609

Adjusted EBITDA	$28,598	$28,120

Hawaiian Telcom Holdco, Inc.

Total Net Debt to Last Twelve Months (“LTM”) Adjusted EBITDA Ratio

(Dollars in thousands, unaudited)

Long-term debt as of March 31, 2011	$300,000
Less cash on hand	(79,858)
Total Net Debt as of March 31, 2011	$220,142

LTM Adjusted EBITDA as of March 31, 2011	$115,007

Total Net Debt to Adjusted EBITDA	1.91	x

Hawaiian Telcom

Volume Information

	March 31,	March 31,	Change
	2011	2010	Number	Percentage

Switched access lines
Residential	237,507	256,644	(19,137)	-7.5%
Business	193,216	201,976	(8,760)	-4.3%
Public	4,762	4,870	(108)	-2.2%
	435,485	463,490	(28,005)	-6.0%

High-Speed Internet lines
Residential	83,293	79,535	3,758	4.7%
Business	16,716	16,508	208	1.3%
Wholesale	1,182	1,271	(89)	-7.0%
	101,191	97,314	3,877	4.0%

Long distance lines
Residential	145,448	156,482	(11,034)	-7.1%
Business	78,685	81,435	(2,750)	-3.4%
	224,133	237,917	(13,784)	-5.8%

	March 31,	December 31,	Change
	2011	2010	Number	Percentage

Switched access lines
Residential	237,507	241,506	(3,999)	-1.7%
Business	193,216	194,890	(1,674)	-0.9%
Public	4,762	4,791	(29)	-0.6%
	435,485	441,187	(5,702)	-1.3%

High-Speed Internet lines
Residential	83,293	81,770	1,523	1.9%
Business	16,716	16,728	(12)	-0.1%
Wholesale	1,182	1,206	(24)	-2.0%
	101,191	99,704	1,487	1.5%

Long distance lines
Residential	145,448	147,983	(2,535)	-1.7%
Business	78,685	79,323	(638)	-0.8%
	224,133	227,306	(3,173)	-1.4%